Kingdom Koncrete, Inc.

4232 East Interstate 30

Rockwall,  Texas 75087

(972) 771-4205

April 18, 2007

Mr. Edward M. Kelly

Ms. Jennifer R. Hardy

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Kingdom Koncrete, Inc.

Form SB-1

File No. 333-138194

Dear Mr. Kelly and Ms. Hardy:

Following are responses to your comment letter dated February 23, 2007.

Report of Independent Registered Public Accounting Firm, page F-1

1.

           You requested we correct the conformed signature for the audit report for December 31, 2004. These financials are no longer included since we have included audited financials for December 31, 2005 and 2006.

Exhibits

2.

The opinion has been revised to opine that the shares are duly and legally authorized.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  Edward Stevens

Edward Stevens

President